

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 1, 2008

Via Facsimile and U.S. Mail

Paul Norris
Executive Vice President, Interim CFO, and General Counsel
Sonic Solutions
101 Rowland Way, Suite 110
Novato, CA 94945

> **Re:** **Sonic Solutions**
> **Schedule TO-I**
> **Filed November 26, 2008**
> **File No. 005-49461**

Dear Mr. Norris:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

1. We note that you appear to be relying upon the global exemptive order issued in connection with employee option exchange offers (March 21, 2001). Further, we note that current officers and directors, who were not officers nor directors on the dates the subject options were granted to them, will participate in your offer. Please tell us why you believe current officers and directors may participate in the offer when the global exemptive order is limited to exchange offers for current <u>employees</u> of the issuer.

Terms of the Offer, page 4

2. We note that the offer expires on December 26, 2008 and that option holders will be paid on or about January 5, 2008. Please tell us how you are complying with the prompt payment requirement of Rule 13e-4(f)(5). Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069. Please note that the 409A prompt payment relief in Chordiant Software, Inc. (March 26, 2007) was provided when the offer was not being made to current or former executive officers and directors, but your offer is open to executive officers and directors. In addition, the prompt payment relief in Chordiant was provided because the delay is payment was required by IRS Rule 409A, but your offer includes options that are not subject to IRS Rule 409A, the "High-Price Options."

Forward-looking statements, page 43

3. Please revise to omit the references to the Private Securities Litigation Reform Act of 1995, including Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbors are not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

*   the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: James Tanenbaum, Esq.
       Morrison & Foerster LLP